UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 000-51303

GRANDVIEW GOLD INC.
(Translation of registrant's name into English)

Suite 820, 330 Bay Street, Toronto, ON, M5H 2S8 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release - English

99.2	Material change report - English

99.3	News release - English

99.4	Interim financial statements - English

99.5	MD&A - English

99.6	Form 52-109F2 - Certification of Interim Filings - CFO

99.7	Form 52-109F2 - Certification of Interim Filings - CEO

99.8	Interim financial statements - English

99.9	MD&A - English

99.10	52-109F2 - Certification of interim filings - CFO (E)

99.11	52-109F2 - Certification of interim filings - CEO (E)

99.12	News release - English

99.13	News release - English

99.14	News release - English

99.15	News release - English

99.16	News release - English

99.17	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)

99.18	Audited annual financial statements - English

99.19	MD&A - English

99.20	Annual information form - English

99.21	52-109F1 - Certification of annual filings - CFO (E)

99.22	52-109F1 - Certification of annual filings - CEO (E)

99.23	News release - English

99.24	Interim financial statements - English

99.25	MD&A - English

99.26	52-109F2 - Certification of interim filings - CFO (E)

99.27	52-109F2 - Certification of interim filings - CEO (E)

99.28	News release - English

99.29	Notice of the meeting and record date - English

99.30	Other

99.31	Other

99.32	Notice of meeting - English

99.33	Management information circular - English

99.34	Form of proxy - English

99.35	Certificate re dissemination to shareholders

99.36	News release - English

99.37	Early warning report

99.38	Interim financial statements - English

99.39	MD&A - English

99.40	52-109F2 - Certification of interim filings - CFO (E)

99.41	52-109F2 - Certification of interim filings - CEO (E)

99.42	Interim financial statements - English

99.43	MD&A - English

99.44	52-109F2 - Certification of interim filings - CFO (E)

99.45	52-109F2 - Certification of interim filings - CEO (E)

99.46	News release - English

99.47	News release - English

99.48	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)

99.49	Audited annual financial statements - English

99.50	MD&A - English

99.51	Annual information form - English

99.52	52-109F1 - Certification of annual filings - CFO (E)

99.53	52-109F1 - Certification of annual filings - CEO (E)

99.54	Notice of the meeting and record date - English

99.55	Interim financial statements - English

99.56	MD&A - English

99.57	52-109F2 - Certification of interim filings - CFO (E)

99.58	52-109F2 - Certification of interim filings - CEO (E)

99.59	Notice

99.60	Letter from successor auditor

99.61	Letter from former auditor

99.62	Notice of meeting - English

99.63	Management information circular - English

99.64	Form of proxy - English

99.65	Certificate re dissemination to shareholders

99.66	News release - English

99.67	Early warning report

99.68	Early warning report

99.69	Interim financial statements/report - English

99.70	MD&A - English

99.71	52-109F2 - Certification of interim filings - CFO (E)

99.72	52-109F2 - Certification of interim filings - CEO (E)

99.73	Report of voting results

99.74	News release - English

99.75	Interim financial statements/report - English

99.76	MD&A - English

99.77	52-109F2 - Certification of interim filings - CFO (E)

99.78	52-109F2 - Certification of interim filings - CEO (E)

99.79	News release - English

99.80	News release - English

99.81	News release - English

99.82	Annual information form - English

99.83	MD&A - English

99.84	52-109F1 - Certification of annual filings - CFO (E)

99.85	52-109F1 - Certification of annual filings - CEO (E)

99.86	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)

99.87	Audited annual financial statements - English

99.88	News release - English

99.89	Notice of the meeting and record date - English

99.90	Notice of meeting - English

99.91	Management information circular - English

99.92	Form of proxy - English

99.93	Certificate re dissemination to shareholders

99.94	Interim financial statements/report - English

99.95	MD&A - English

99.96	52-109F2 - Certification of interim filings - CFO (E)

99.97	52-109F2 - Certification of interim filings - CEO (E)

99.98	News release - English

99.99	Report of voting results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRANDVIEW GOLD INC.
(Registrant)

Date: January 24, 2012	By:	/s/ Paul Sarjeant

Paul Sarjeant
	Title:	President and Chief Executive Officer